1. Name and Address of Reporting Person:  Jimmie T. G. Coulson
6302 South Corkery Road
Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  December 1997
5.
6. Relationship of Reporting Person to Issuer:  Director,
Officer - President/CEO
10% owner

Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  12/23/97
3. Transaction Code:  P
4. Securities Acquired:  Amount - 7,500     (A) Acquired    Price  $0.20
5. Amount of Securities Beneficially Owned at End of Month:  1,664,826
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.32
3. Transaction Date:  4/19/97
4. Transaction Code:  Code C
5. Number of Derivative Securities Acquired:  (D) 24,010
6. Date Exercisable and Expiration Date:
Date:  1996
Expiration:  2003
7. Title and Amount of Underlying Securities:
Title:  Common Stock
Amt or Number of shares:  24,010
8. Price of Derivative Security:  $0.32

Line 2

1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.32
3. Transaction Date:  5/04/97
4. Transaction Code:  Code C     V
5. Number of Derivative Securities Acquired:  (D) 33,614
6. Date Exercisable and Expiration Date:
Date:  1996
Expiration:  2003
7. Title and Amount of Underlying Securities:
Title:  Common Stock
Amt or Number of shares:  33,614
8. Price of Derivative Security:  $0.32
9. Number of Derivative Securities Beneficially Owned at End of Month:  403,421
10. Ownership Form of Derivative Security:  Direct
11. Nature of Indirect Beneficial Ownership:  N/A